

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2016

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, MA 01915

> **Re: American Renal Associates Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 8, 2016**
> **File No. 333-206686**

Dear Mr. Carlucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please quantify the range of payments to pre-IPO stockholders under the income tax receivable agreement in the summary section on page 8 and in the risk factor section on page 46.

Dilution, page 61

2. Please provide us with the computations that support the amounts presented in your dilution table. In doing so please identify and explain the sources for the amounts in your computations, for example the pro forma information on page 63 or the historical consolidated financial statements.

Exhibit 5.1 – Legal Opinion

3. Please remove the assumption in the first numbered clause in the fourth paragraph of the legal opinion. For guidance, see Section II.B.3.a of Staff Legal Bulletin 19.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP